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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                           Risk Capital Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  767711 10 4
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                                 (CUSIP Number)

                             Paul S. Giordano, Esq.
                  Executive Vice President and General Counsel
                                 XL Capital Ltd
                              (f/k/a EXEL Limited)
                                Cumberland HOuse
                              One Victoria Street
                            Hamilton HM 11, Bermuda
                                 (441) 292-8515

                                    Copy to:

                            Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 17, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

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CUSIP No. 767711 10 4            SCHEDULE 13D             Page 2   of 5   Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          XL Capital Ltd (f/k/a EXEL Limited)
          I.R.S. IDENTIFICATION NO. 98-0058718

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]

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3    SEC USE ONLY                                                     [_]



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4    SOURCE OF FUNDS



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

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               7    SOLE VOTING POWER

  NUMBER OF              -4,755,000-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         -0-
  OWNED BY
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    EACH       9    SOLE DISPOSITIVE POWER

                         -4,755,000-

  REPORTING
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         -4,755,000-

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.8%

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14   TYPE OF REPORTING PERSON

          CO

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          XL Capital Ltd (f/k/a EXEL Limited) hereby amends the Schedule 13D the
"Schedule 13D") originally filed on September 17, 1997 as set forth herein. Capitalized terms used without definition in this Amendment No. 1 to the
Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.

ITEM 4.  Purpose of the Transaction.


         Item 4 of the Schedule 13D is hereby amended by adding the following:


         On January 17, 2000 the Reporting Person, a wholly owned subsidiary of the Reporting Person, the Company and a wholly owned subsidiary of the Company entered into a Stock Repurchase Agreement (the "Stock Repurchse Agreement") to sell to the Company 4,755,000 shares of the Company common stock. The Stock Repurchase Agreement is filed as Exhibit 99.1.

        Each share of Company common stock will be valued at 85% of the average closing price per share of Company common stock on the Nasdaq Stock Market during the twenty trading days beginning on the third full trading day following the date on which the repurchase transaction is first disclosed to the public in accordance with the terms of the Stock Repurchase Agreement, provided that the maximum per share price to be paid to the Reporting Person shall not exceed $15.00. In consideration for the sale of the Company common stock to the Company, the Company will transfer to the Reporting Person all of the Company's interests in the capital stock of Latin American Reinsurance Company, Ltd., all of the Company's interests in the capital stock of Annuity & Life Re (Holdings), Ltd. ("ALRE"), plus or minus cash. If the cash component is negative and would therefore require a payment by the Reporting Person to the Company, the Reporting Person will have the option of (1) making such payment, (2) reducing the value of the interests in ALRE being transferred to the Reporting Person or
(3) a combination of options (1) and (2).


         Effective as of the closing of the purchase and sale of the Company common stock pursuant to the Stock Repurchase Agreement, which is expected to take place promptly following satisfaction of all conditions to such agreement, the Reporting Person will cease to be the beneficial owner of any shares of Company common stock, Mr. Ian R. Heap (one of the Reporting Person's two designees on the Company's Board of Directors) will resign from the Company's Board of Directors, and Mr. Michael P. Esposito, Jr. (the other of the Reporting Person's designees on such Board), will continue as a director of such Board but not as the Reporting Person's designee.


         The Reporting Person and the Company have agreed to enter into a Voting and Disposition Agreement (the "Voting and Disposition Agreement") upon the completion of the transaction. The form of Voting and Disposition Agreement is filed as Exhibit 99.2. Pursuant to the Voting and Disposition Agreement, the Company will, for the benefit of the Reporting Person, continue to hold certain of the ALRE interests pending certain regulatory and other approvals.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         Item 6 of the Schedule 13D is hereby amended by adding the following:


         The Stock Repurchase Agreement, attached as Exhibit 99.1 hereto, is incorporated by reference herein in its entirety (described above).


         The Form of Voting and Disposition Agreement, attached as Exhibit 99.2 hereto, is incorporated by reference herein in its entirety (described above).


         The XL Voting Agreement, attached as Exhibit 99.3 hereto, is incorporated by reference herein in its entirety (requires the Reporting Person to vote all shares of Company common stock owned by it in favor of the Asset Purchase Agreement, dated as of January 17, 2000, by and among the Company, a wholly owned subsidiary of the Company, Folksamerica Holding Company, Inc. ("FHC") and a wholly owned subsidiary of FHC, and grants to FHC a proxy to vote the Reporting Person's shares of Company common stock in favor of such agreement, subject to the terms and conditions set forth therein, including the termination of such agreement upon, among other events, the completion of the transactions contemplated by the Stock Repurchase Agreement).


ITEM 7.  Material To Be Filed as Exhibits.


         Item 7 of the Schedule 13D is hereby amended by adding the following:


         Exhibit 99.1 Stock Repurchase Agreement, dated as of January 17,
                      2000, between the Reporting Person, a wholly owned subsidiary of the Reporting Person, the Company and a wholly owned subsidiary of the Company.

         Exhibit 99.2 Form of Voting and Disposition Agreement by and among the Reporting Person, a wholly owned subsidiary of the Reporting Person, the Company and a wholly owned subsidiary of the Company.


         Exhibit 99.3 XL Voting Agreement, dated as of January 17, 2000, by and among the Company, Folksamerica Holding Company, Inc., the Reporting Person and a wholly owned subsidiary of the Reporting Person.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2000

                               XL Capital Ltd



                               By: /s/ Paul S. Giordano
                               Name: Paul S. Giordano
                               Title: Executive Vice President,
                                      General Counsel & Secretary